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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

MDS Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

55269P302
(CUSIP Number)

Obrem Capital Management, LLC 733 3rd Avenue 11th Floor New York, New York 10017 Telephone - (646) 454-5311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,242,200

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,242,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,242,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.10%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,242,200

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,242,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,242,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.10%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rechtschaffen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,242,200

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,242,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,242,200

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.10%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Offshore Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,564,470

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

3,564,470

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,564,470

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.91%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	55269P302

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,677,730

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,677,730

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,677,730

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.19%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	55269P302

Item 1.	Security and Issuer.

The name of the issuer is MDS Inc. (the "Issuer").  The address of the Issuer's principal office is Suite 300, West Tower, 2700 Matheson Blvd., East Mississauga, Ontario, Canada L4W 4V9.  This Schedule 13D relates to the Issuer's Common Shares, no par value (the "Shares").

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed jointly by Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. (collectively, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 733 3rd Avenue, 11th Floor, New York, New York 10017.

(c) Andrew Rechtschaffen is the managing member of Obrem Capital Management, LLC and Obrem Capital (GP), LLC, investment management firms that serve as the investment manager and general partner, respectively, to Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Andrew Rechtschaffen is a citizen of the United States.  Obrem Capital Management, LLC and Obrem Capital (GP), LLC are Delaware limited liability companies.  Obrem Capital Offshore Master, L.P. is a Cayman Islands exempted limited partnership.  Obrem Capital (QP), L.P. is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the private investment vehicles managed by the Reporting Persons.

The total cost for the Shares that Obrem Capital Offshore Master, L.P. may be deemed to beneficially own is $66,102,528 (CAD).  The total cost for the Shares that Obrem Capital (QP), L.P. may be deemed to beneficially own is $49,638,848 (CAD).

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to communicate with the management and board of directors of the Issuer regarding the Issuer’s business and other strategic and financial considerations, whereby the Reporting Persons intend to recommend certain actions to the Issuer in order to increase shareholder value.  Specifically, the Reporting Persons believe that significant shareholder value could be created through the spin-off or sale of one or several of the Issuer’s business units and they intend to recommend that the Issuer formally hire financial advisors to explore such strategic alternatives.  Additionally, the Reporting Persons intend to recommend that the Issuer review its capital structure and pursue a significant share repurchase program.

In addition to the actions set forth above, in connection with their investment in the Shares of the Issuer, the Reporting Persons may engage in communications with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors with respect to the types of corporate action that may be covered in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transaction with respect to, the Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date hereof, Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen may be deemed to be the beneficial owner of 6,242,200 Shares or 5.10% of the Shares of the Issuer, based upon the 122,359,211 Shares outstanding as of January 31, 2008, according to the Issuer's most recent Interim Report.  As of the date hereof, Obrem Capital Offshore Master, L.P. may be deemed to be the beneficial owner of 3,564,470 Shares or 2.91% of the Shares of the Issuer. As of the date hereof, Obrem Capital (QP), L.P. may be deemed to be the beneficial owner of 2,677,730 Shares or 2.19% of the Shares of the Issuer.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,242,200 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,564,470 Shares.  Obrem Capital (QP), L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 2,677,730 Shares.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,242,200 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,564,470 Shares. Obrem Capital (QP), L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 2,677,730 Shares.

The trading date, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in open market transactions.

The Shares were acquired for investment purposes.  Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B.  A description of the transactions in the Shares that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2008
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                                            Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D dated April 9, 2008, relating to the Common Shares, no par value, of MDS Inc. shall be filed on behalf of the undersigned.

April 9, 2008
--------------------------------------------------------------
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Exhibit B

Transactions – Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share in CAD

2/22/2008	Common Shares, no par value	42,430	$16.39
2/22/2008	Common Shares, no par value	32,570	$16.39
2/25/2008	Common Shares, no par value	28,290	$16.28
2/25/2008	Common Shares, no par value	21,710	$16.28
2/25/2008	Common Shares, no par value	14,140	$16.25
2/25/2008	Common Shares, no par value	10,860	$16.25
2/25/2008	Common Shares, no par value	11,320	$16.25
2/25/2008	Common Shares, no par value	8,680	$16.25
2/25/2008	Common Shares, no par value	39,600	$16.25
2/25/2008	Common Shares, no par value	30,400	$16.25
2/26/2008	Common Shares, no par value	28,290	$16.47
2/26/2008	Common Shares, no par value	21,710	$16.47
2/26/2008	Common Shares, no par value	2,830	$16.25
2/26/2008	Common Shares, no par value	2,170	$16.25
2/26/2008	Common Shares, no par value	5,660	$16.69
2/26/2008	Common Shares, no par value	4,340	$16.69
2/26/2008	Common Shares, no par value	5,660	$16.68
2/26/2008	Common Shares, no par value	4,340	$16.68
2/26/2008	Common Shares, no par value	5,660	$16.73
2/26/2008	Common Shares, no par value	4,340	$16.73
2/26/2008	Common Shares, no par value	5,660	$16.65
2/26/2008	Common Shares, no par value	4,340	$16.65
2/26/2008	Common Shares, no par value	5,660	$16.60
2/26/2008	Common Shares, no par value	4,340	$16.60
2/26/2008	Common Shares, no par value	5,660	$16.54
2/26/2008	Common Shares, no par value	4,340	$16.54
2/26/2008	Common Shares, no par value	5,660	$16.44
2/26/2008	Common Shares, no par value	4,340	$16.44
2/26/2008	Common Shares, no par value	5,660	$16.44
2/26/2008	Common Shares, no par value	4,340	$16.44
2/26/2008	Common Shares, no par value	5,660	$16.40
2/26/2008	Common Shares, no par value	4,340	$16.40
2/26/2008	Common Shares, no par value	5,660	$16.40
2/26/2008	Common Shares, no par value	4,340	$16.40
2/26/2008	Common Shares, no par value	5,660	$16.33
2/26/2008	Common Shares, no par value	4,340	$16.33
2/26/2008	Common Shares, no par value	5,660	$16.26
2/26/2008	Common Shares, no par value	4,340	$16.26
2/26/2008	Common Shares, no par value	5,660	$16.26
2/26/2008	Common Shares, no par value	4,340	$16.26
2/26/2008	Common Shares, no par value	5,660	$16.20
2/26/2008	Common Shares, no par value	4,340	$16.20
2/27/2008	Common Shares, no par value	90,520	$16.29
2/27/2008	Common Shares, no par value	69,480	$16.29
2/28/2008	Common Shares, no par value	97,080	$16.45
2/28/2008	Common Shares, no par value	74,520	$16.45
2/29/2008	Common Shares, no par value	110,660	$16.48
2/29/2008	Common Shares, no par value	84,940	$16.48
3/3/2008	Common Shares, no par value	46,370	$16.49
3/3/2008	Common Shares, no par value	34,630	$16.49
3/3/2008	Common Shares, no par value	28,630	$16.19
3/3/2008	Common Shares, no par value	21,370	$16.19
3/4/2008	Common Shares, no par value	69,910	$16.41
3/4/2008	Common Shares, no par value	52,190	$16.41
3/4/2008	Common Shares, no par value	22,900	$16.53
3/4/2008	Common Shares, no par value	17,100	$16.53
3/5/2008	Common Shares, no par value	99,340	$16.43
3/5/2008	Common Shares, no par value	74,160	$16.43
3/6/2008	Common Shares, no par value	70,250	$16.32
3/6/2008	Common Shares, no par value	52,450	$16.32
3/7/2008	Common Shares, no par value	77,290	$16.84
3/7/2008	Common Shares, no par value	57,710	$16.84
3/10/2008	Common Shares, no par value	66,990	$16.78
3/10/2008	Common Shares, no par value	50,010	$16.78
3/11/2008	Common Shares, no par value	66,990	$16.97
3/11/2008	Common Shares, no par value	50,010	$16.97
3/12/2008	Common Shares, no par value	51,530	$16.91
3/12/2008	Common Shares, no par value	38,470	$16.91
3/13/2008	Common Shares, no par value	46,200	$16.79
3/13/2008	Common Shares, no par value	34,500	$16.79
3/14/2008	Common Shares, no par value	68,020	$17.11
3/14/2008	Common Shares, no par value	50,780	$17.11
3/17/2008	Common Shares, no par value	57,250	$17.46
3/17/2008	Common Shares, no par value	42,750	$17.46
3/18/2008	Common Shares, no par value	63,840	$17.63
3/18/2008	Common Shares, no par value	47,860	$17.63
3/18/2008	Common Shares, no par value	27,150	$17.40
3/18/2008	Common Shares, no par value	36,250	$17.40
3/19/2008	Common Shares, no par value	72,420	$18.11
3/19/2008	Common Shares, no par value	54,280	$18.11
3/19/2008	Common Shares, no par value	5,720	$18.32
3/19/2008	Common Shares, no par value	4,280	$18.32
3/19/2008	Common Shares, no par value	14,290	$18.25
3/19/2008	Common Shares, no par value	10,710	$18.25
3/19/2008	Common Shares, no par value	11,430	$18.20
3/19/2008	Common Shares, no par value	8,570	$18.20
3/19/2008	Common Shares, no par value	5,720	$18.15
3/19/2008	Common Shares, no par value	4,280	$18.15
3/20/2008	Common Shares, no par value	56,760	$18.49
3/20/2008	Common Shares, no par value	42,540	$18.49
3/20/2008	Common Shares, no par value	5,720	$18.76
3/20/2008	Common Shares, no par value	4,280	$18.76
3/24/2008	Common Shares, no par value	62,300	$19.14
3/24/2008	Common Shares, no par value	46,700	$19.14
3/25/2008	Common Shares, no par value	161,410	$19.32
3/25/2008	Common Shares, no par value	120,990	$19.32
3/25/2008	Common Shares, no par value	8,570	$19.15
3/25/2008	Common Shares, no par value	6,430	$19.15
3/25/2008	Common Shares, no par value	1,890	$19.15
3/25/2008	Common Shares, no par value	1,410	$19.15
3/25/2008	Common Shares, no par value	5,720	$19.18
3/25/2008	Common Shares, no par value	4,280	$19.18
3/25/2008	Common Shares, no par value	5,720	$19.20
3/25/2008	Common Shares, no par value	4,280	$19.20
3/25/2008	Common Shares, no par value	11,200	$19.21
3/25/2008	Common Shares, no par value	8,400	$19.21
3/26/2008	Common Shares, no par value	139,010	$19.36
3/26/2008	Common Shares, no par value	104,190	$19.36
3/26/2008	Common Shares, no par value	8,570	$19.25
3/26/2008	Common Shares, no par value	6,430	$19.25
3/26/2008	Common Shares, no par value	14,290	$19.25
3/26/2008	Common Shares, no par value	10,710	$19.25
3/27/2008	Common Shares, no par value	82,880	$19.57
3/27/2008	Common Shares, no par value	62,120	$19.57
3/28/2008	Common Shares, no par value	96,310	$19.58
3/28/2008	Common Shares, no par value	72,190	$19.58
3/31/2008	Common Shares, no par value	57,160	$19.71
3/31/2008	Common Shares, no par value	42,840	$19.71
3/31/2008	Common Shares, no par value	157,410	$19.73
3/31/2008	Common Shares, no par value	117,990	$19.73
4/1/2008	Common Shares, no par value	14,300	$20.25
4/1/2008	Common Shares, no par value	10,700	$20.25
4/1/2008	Common Shares, no par value	112,570	$20.32
4/1/2008	Common Shares, no par value	84,230	$20.32
4/2/2008	Common Shares, no par value	100,840	$20.17
4/2/2008	Common Shares, no par value	75,460	$20.17
4/2/2008	Common Shares, no par value	290	$19.85
4/2/2008	Common Shares, no par value	210	$19.85
4/2/2008	Common Shares, no par value	12,640	$20.11
4/2/2008	Common Shares, no par value	9,460	$20.11
4/3/2008	Common Shares, no par value	106,500	$20.26
4/3/2008	Common Shares, no par value	79,700	$20.26
4/3/2008	Common Shares, no par value	14,300	$20.15
4/3/2008	Common Shares, no par value	10,700	$20.15
4/3/2008	Common Shares, no par value	9,720	$20.10
4/3/2008	Common Shares, no par value	7,280	$20.10
4/3/2008	Common Shares, no par value	14,300	$20.20
4/3/2008	Common Shares, no par value	10,700	$20.20
4/4/2008	Common Shares, no par value	102,610	$19.99
4/4/2008	Common Shares, no par value	76,790	$19.99
4/4/2008	Common Shares, no par value	57,200	$20.00
4/4/2008	Common Shares, no par value	42,800	$20.00
4/4/2008	Common Shares, no par value	17,160	$20.01
4/4/2008	Common Shares, no par value	12,840	$20.01
4/4/2008	Common Shares, no par value	28,600	$20.00
4/4/2008	Common Shares, no par value	21,400	$20.00
4/4/2008	Common Shares, no par value	191,610	$19.99
4/4/2008	Common Shares, no par value	143,390	$19.99
4/7/2008	Common Shares, no par value	70,350	$20.38
4/7/2008	Common Shares, no par value	52,650	$20.38
4/7/2008	Common Shares, no par value	14,300	$20.32
4/7/2008	Common Shares, no par value	10,700	$20.32
4/7/2008	Common Shares, no par value	57,200	$20.41
4/7/2008	Common Shares, no par value	42,800	$20.41
4/8/2008	Common Shares, no par value	135,560	$20.56
4/8/2008	Common Shares, no par value	101,440	$20.56
4/8/2008	Common Shares, no par value	14,300	$20.45
4/8/2008	Common Shares, no par value	10,700	$20.45
4/8/2008	Common Shares, no par value	14,300	$20.43
4/8/2008	Common Shares, no par value	10,700	$20.43
4/8/2008	Common Shares, no par value	4,520	$20.24
4/8/2008	Common Shares, no par value	3,380	$20.24
4/8/2008	Common Shares, no par value	14,300	$20.58
4/8/2008	Common Shares, no par value	10,700	$20.58
4/8/2008	Common Shares, no par value	14,300	$20.60
4/8/2008	Common Shares, no par value	10,700	$20.60
4/8/2008	Common Shares, no par value	14,300	$20.60
4/8/2008	Common Shares, no par value	10,700	$20.60
4/8/2008	Common Shares, no par value	27,740	$20.60
4/8/2008	Common Shares, no par value	20,760	$20.60

Transactions – Obrem Capital Offshore Master, L.P.

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share in CAD

2/22/2008	Common Shares, no par value	42,430	$16.39
2/25/2008	Common Shares, no par value	28,290	$16.28
2/25/2008	Common Shares, no par value	14,140	$16.25
2/25/2008	Common Shares, no par value	11,320	$16.25
2/25/2008	Common Shares, no par value	39,600	$16.25
2/26/2008	Common Shares, no par value	28,290	$16.47
2/26/2008	Common Shares, no par value	2,830	$16.25
2/26/2008	Common Shares, no par value	5,660	$16.69
2/26/2008	Common Shares, no par value	5,660	$16.68
2/26/2008	Common Shares, no par value	5,660	$16.73
2/26/2008	Common Shares, no par value	5,660	$16.65
2/26/2008	Common Shares, no par value	5,660	$16.60
2/26/2008	Common Shares, no par value	5,660	$16.54
2/26/2008	Common Shares, no par value	5,660	$16.44
2/26/2008	Common Shares, no par value	5,660	$16.44
2/26/2008	Common Shares, no par value	5,660	$16.40
2/26/2008	Common Shares, no par value	5,660	$16.40
2/26/2008	Common Shares, no par value	5,660	$16.33
2/26/2008	Common Shares, no par value	5,660	$16.26
2/26/2008	Common Shares, no par value	5,660	$16.26
2/26/2008	Common Shares, no par value	5,660	$16.20
2/27/2008	Common Shares, no par value	90,520	$16.29
2/28/2008	Common Shares, no par value	97,080	$16.45
2/29/2008	Common Shares, no par value	110,660	$16.48
3/3/2008	Common Shares, no par value	46,370	$16.49
3/3/2008	Common Shares, no par value	28,630	$16.19
3/4/2008	Common Shares, no par value	69,910	$16.41
3/4/2008	Common Shares, no par value	22,900	$16.53
3/5/2008	Common Shares, no par value	99,340	$16.43
3/6/2008	Common Shares, no par value	70,250	$16.32
3/7/2008	Common Shares, no par value	77,290	$16.84
3/10/2008	Common Shares, no par value	66,990	$16.78
3/11/2008	Common Shares, no par value	66,990	$16.97
3/12/2008	Common Shares, no par value	51,530	$16.91
3/13/2008	Common Shares, no par value	46,200	$16.79
3/14/2008	Common Shares, no par value	68,020	$17.11
3/17/2008	Common Shares, no par value	57,250	$17.46
3/18/2008	Common Shares, no par value	63,840	$17.63
3/18/2008	Common Shares, no par value	36,250	$17.40
3/19/2008	Common Shares, no par value	72,420	$18.11
3/19/2008	Common Shares, no par value	5,720	$18.32
3/19/2008	Common Shares, no par value	14,290	$18.25
3/19/2008	Common Shares, no par value	11,430	$18.20
3/19/2008	Common Shares, no par value	5,720	$18.15
3/20/2008	Common Shares, no par value	56,760	$18.49
3/20/2008	Common Shares, no par value	5,720	$18.76
3/24/2008	Common Shares, no par value	62,300	$19.14
3/25/2008	Common Shares, no par value	161,410	$19.32
3/25/2008	Common Shares, no par value	8,570	$19.15
3/25/2008	Common Shares, no par value	1,890	$19.15
3/25/2008	Common Shares, no par value	5,720	$19.18
3/25/2008	Common Shares, no par value	5,720	$19.20
3/25/2008	Common Shares, no par value	11,200	$19.21
3/26/2008	Common Shares, no par value	139,010	$19.36
3/26/2008	Common Shares, no par value	8,570	$19.25
3/26/2008	Common Shares, no par value	14,290	$19.25
3/27/2008	Common Shares, no par value	82,880	$19.57
3/28/2008	Common Shares, no par value	96,310	$19.58
3/31/2008	Common Shares, no par value	57,160	$19.71
3/31/2008	Common Shares, no par value	157,410	$19.73
4/1/2008	Common Shares, no par value	14,300	$20.25
4/1/2008	Common Shares, no par value	112,570	$20.32
4/2/2008	Common Shares, no par value	100,840	$20.17
4/2/2008	Common Shares, no par value	290	$19.85
4/2/2008	Common Shares, no par value	12,640	$20.11
4/3/2008	Common Shares, no par value	106,500	$20.26
4/3/2008	Common Shares, no par value	14,300	$20.15
4/3/2008	Common Shares, no par value	9,720	$20.10
4/3/2008	Common Shares, no par value	14,300	$20.20
4/4/2008	Common Shares, no par value	102,610	$19.99
4/4/2008	Common Shares, no par value	57,200	$20.00
4/4/2008	Common Shares, no par value	17,160	$20.01
4/4/2008	Common Shares, no par value	28,600	$20.00
4/4/2008	Common Shares, no par value	191,610	$19.99
4/7/2008	Common Shares, no par value	70,350	$20.38
4/7/2008	Common Shares, no par value	14,300	$20.32
4/7/2008	Common Shares, no par value	57,200	$20.41
4/8/2008	Common Shares, no par value	135,560	$20.56
4/8/2008	Common Shares, no par value	14,300	$20.45
4/8/2008	Common Shares, no par value	14,300	$20.43
4/8/2008	Common Shares, no par value	4,520	$20.24
4/8/2008	Common Shares, no par value	14,300	$20.58
4/8/2008	Common Shares, no par value	14,300	$20.60
4/8/2008	Common Shares, no par value	14,300	$20.60
4/8/2008	Common Shares, no par value	27,740	$20.60

Transactions – Obrem Capital (QP), L.P.

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share in CAD

2/22/2008	Common Shares, no par value	32,570	$16.39
2/25/2008	Common Shares, no par value	21,710	$16.28
2/25/2008	Common Shares, no par value	10,860	$16.25
2/25/2008	Common Shares, no par value	8,680	$16.25
2/25/2008	Common Shares, no par value	30,400	$16.25
2/26/2008	Common Shares, no par value	21,710	$16.47
2/26/2008	Common Shares, no par value	2,170	$16.25
2/26/2008	Common Shares, no par value	4,340	$16.69
2/26/2008	Common Shares, no par value	4,340	$16.68
2/26/2008	Common Shares, no par value	4,340	$16.73
2/26/2008	Common Shares, no par value	4,340	$16.65
2/26/2008	Common Shares, no par value	4,340	$16.60
2/26/2008	Common Shares, no par value	4,340	$16.54
2/26/2008	Common Shares, no par value	4,340	$16.44
2/26/2008	Common Shares, no par value	4,340	$16.44
2/26/2008	Common Shares, no par value	4,340	$16.40
2/26/2008	Common Shares, no par value	4,340	$16.40
2/26/2008	Common Shares, no par value	4,340	$16.33
2/26/2008	Common Shares, no par value	4,340	$16.26
2/26/2008	Common Shares, no par value	4,340	$16.26
2/26/2008	Common Shares, no par value	4,340	$16.20
2/27/2008	Common Shares, no par value	69,480	$16.29
2/28/2008	Common Shares, no par value	74,520	$16.45
2/29/2008	Common Shares, no par value	84,940	$16.48
3/3/2008	Common Shares, no par value	34,630	$16.49
3/3/2008	Common Shares, no par value	21,370	$16.19
3/4/2008	Common Shares, no par value	52,190	$16.41
3/4/2008	Common Shares, no par value	17,100	$16.53
3/5/2008	Common Shares, no par value	74,160	$16.43
3/6/2008	Common Shares, no par value	52,450	$16.32
3/7/2008	Common Shares, no par value	57,710	$16.84
3/10/2008	Common Shares, no par value	50,010	$16.78
3/11/2008	Common Shares, no par value	50,010	$16.97
3/12/2008	Common Shares, no par value	38,470	$16.91
3/13/2008	Common Shares, no par value	34,500	$16.79
3/14/2008	Common Shares, no par value	50,780	$17.11
3/17/2008	Common Shares, no par value	42,750	$17.46
3/18/2008	Common Shares, no par value	47,860	$17.63
3/18/2008	Common Shares, no par value	27,150	$17.40
3/19/2008	Common Shares, no par value	54,280	$18.11
3/19/2008	Common Shares, no par value	4,280	$18.32
3/19/2008	Common Shares, no par value	10,710	$18.25
3/19/2008	Common Shares, no par value	8,570	$18.20
3/19/2008	Common Shares, no par value	4,280	$18.15
3/20/2008	Common Shares, no par value	42,540	$18.49
3/20/2008	Common Shares, no par value	4,280	$18.76
3/24/2008	Common Shares, no par value	46,700	$19.14
3/25/2008	Common Shares, no par value	120,990	$19.32
3/25/2008	Common Shares, no par value	6,430	$19.15
3/25/2008	Common Shares, no par value	1,410	$19.15
3/25/2008	Common Shares, no par value	4,280	$19.18
3/25/2008	Common Shares, no par value	4,280	$19.20
3/25/2008	Common Shares, no par value	8,400	$19.21
3/26/2008	Common Shares, no par value	104,190	$19.36
3/26/2008	Common Shares, no par value	6,430	$19.25
3/26/2008	Common Shares, no par value	10,710	$19.25
3/27/2008	Common Shares, no par value	62,120	$19.57
3/28/2008	Common Shares, no par value	72,190	$19.58
3/31/2008	Common Shares, no par value	42,840	$19.71
3/31/2008	Common Shares, no par value	117,990	$19.73
4/1/2008	Common Shares, no par value	10,700	$20.25
4/1/2008	Common Shares, no par value	84,230	$20.32
4/2/2008	Common Shares, no par value	75,460	$20.17
4/2/2008	Common Shares, no par value	210	$19.85
4/2/2008	Common Shares, no par value	9,460	$20.11
4/3/2008	Common Shares, no par value	79,700	$20.26
4/3/2008	Common Shares, no par value	10,700	$20.15
4/3/2008	Common Shares, no par value	7,280	$20.10
4/3/2008	Common Shares, no par value	10,700	$20.20
4/4/2008	Common Shares, no par value	76,790	$19.99
4/4/2008	Common Shares, no par value	42,800	$20.00
4/4/2008	Common Shares, no par value	12,840	$20.01
4/4/2008	Common Shares, no par value	21,400	$20.00
4/4/2008	Common Shares, no par value	143,390	$19.99
4/7/2008	Common Shares, no par value	52,650	$20.38
4/7/2008	Common Shares, no par value	10,700	$20.32
4/7/2008	Common Shares, no par value	42,800	$20.41
4/8/2008	Common Shares, no par value	101,440	$20.56
4/8/2008	Common Shares, no par value	10,700	$20.45
4/8/2008	Common Shares, no par value	10,700	$20.43
4/8/2008	Common Shares, no par value	3,380	$20.24
4/8/2008	Common Shares, no par value	10,700	$20.58
4/8/2008	Common Shares, no par value	10,700	$20.60
4/8/2008	Common Shares, no par value	10,700	$20.60
4/8/2008	Common Shares, no par value	20,760	$20.60

SK 25940 0001 872368